UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zion Oil & Gas, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12655 N Central Expressway, Suite 1000, Dallas, TX
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75243
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 could not be filed by the prescribed due date of May 10, 2019 because registrant had not finalized its treatment and disclosure of certain material events that occurred during the first quarter. As a result, the review of registrant’s financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject first quarterly report will be filed on May 14, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael B. Croswell Jr.	Chief Financial Officer	(214) 221-4610
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2018, the registrant had no revenues and a net loss of $6.3 million. For the three months ended March 31, 2019, the registrant currently estimates that it had no revenues and a net loss of approximately $2.2 million.

The decrease in net loss during the 2019 period as compared to the 2018 period is primarily attributable to a lower loss on derivative liability in 2019 amounting to approximately $3.1 million as well as lower general and administrative expenses in 2019 associated with stock option grants.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the three months ended March 31, 2019. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

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Zion Oil & Gas, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2019	By:	/s/ Michael B. Croswell Jr.
Michael B. Croswell Jr.
	Title:	Chief Financial Officer

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